SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2 to

SCHEDULE TO

(Rule 13e-4)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

NOVELL, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror)

Options to Purchase Common Stock of Novell, Inc., Par Value $0.10 Per Share

(Title of Class of Securities)

670006105

(CUSIP Number of Class of Securities of Underlying Options to Purchase Common Stock)

Jack L. Messman

President and Chief Executive Officer

Novell, Inc.

1800 South Novell Place

Provo, Utah 84606

(801) 861-7000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:

Linda L. Griggs, Esq.

Rani Doyle, Esq.

Morgan, Lewis & Bockius LLP

1111 Pennsylvania Avenue, NW

Washington DC 20004

(202) 739-3000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$36,810,753.62	$2,977.99

*	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 27,505,115 shares of common stock of Novell, Inc. having an aggregate value of $36,810,753.62 will be exchanged and/or cancelled pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rules 0-11(b) and 0-11(a)(4) and Section 13(e) of the Securities Exchange Act of 1934, as amended, equals $80.90 for each $1,000,000 of the value of the transaction.

**	Previously paid.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Form or Registration No.: Filing party: Date filed:	Not applicable. Not applicable. Not applicable. Not applicable.

☐	Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐    third party tender offer subject to Rule 14d-1.

☒    issuer tender offer subject to Rule 13e-4.

☐    going-private transaction subject to Rule 13e-3.

☐    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

Introductory Statement

This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO filed by Novell, Inc., a Delaware corporation, with the Securities and Exchange Commission on May 14, 2003 and first amended on June 2, 2003 (“Amendment No. 1”), relating to an offer by Novell to exchange certain outstanding options upon the terms and subject to the conditions set forth in (i) the Offer to Exchange, dated May 14, 2003, (ii) the memorandum from Betty DePaola dated May 14, 2003; (iii) the Election Form; and (iv) the Notice to Withdraw from the Offer (together, the “Offer Documents”). The Offer Documents were previously filed as exhibits to the Schedule TO as exhibits (a)(1) and (a)(3) through (a)(5). Except as amended and supplemented in Amendment No. 1 and hereby, all of the terms of the offer and all of the disclosures set forth in the Schedule TO and the Offer Documents remain unchanged.

Item 4.    Terms of the Transaction.

(a)	Material Terms.

The information set forth under Section 7 of the Offer to Exchange is hereby amended as follows: (i) the first sentence (before the bullet points) is hereby amended by deleting the words “including any action or omission to act by us” and by deleting the comma following those words; and (ii) the final condition (set forth in the last bullet point) is hereby amended by deleting the words “is or may be material” and replacing them with the following words: “is materially adverse.”

Item 12.    Exhibits

The Election Form filed as Exhibit (a)(4) is hereby amended by deleting from the first sentence after the caption “Election to Participate” on page 1 of the Election Form the following words: “and read and understand.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 to Schedule TO is true, complete and correct.

NOVELL, INC.

/S/ JAY G. REILLY

Jay G. Reilly Assistant Secretary

Date:  June 11, 2003